FILED BY SERENA SOFTWARE, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14d-2 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MERANT PLC

MERANT PLC COMMISSION FILE NO. 000-19696

S-4 REGISTRATION STATEMENT FILE NO. 333-113405

RNS – SERENA Software, Inc. Offer Update

Not for release, publication or distribution in or into Australia, Canada or Japan

For immediate release 29 April 2004

Recommended Cash and Share Offer for Merant plc

Result of Mix and Match Facility and Notice of Closing of Offer

SERENA Software, Inc. (“SERENA”) announces that as at 3.00 p.m. (London time), 10.00 a.m. (New York City time) on Wednesday 28 April 2004 it has received a number of valid elections under the Mix and Match Facility both from Merant securityholders (including valid elections in respect of Merant ADSs) wishing to receive additional cash in respect of 66,296,215 Merant shares and from those wishing to receive additional new SERENA shares in respect of some 1,097,594 Merant shares. The Mix and Match Facility is now closed and elections under the Mix and Match Facility will be satisfied as follows:

-	for every 1 Merant share for which a valid election for additional cash was made approximately 138.76p in cash and 0.04774 new SERENA shares; and

-	valid elections for additional new SERENA shares will be met in full with approximately 0.16553 new SERENA shares for every 1 Merant share.

Settlement of consideration will be posted on Friday 7 May 2004 for those who submitted acceptance forms valid and complete in all respects before the close of the Mix and Match Facility on 28 April 2004. Consideration due to those who submit acceptance forms valid and complete in all respects after 28 April 2004 will be settled within 14 days after receipt of such forms.

Any Merant securityholder who has any queries in relation to the above should contact his or her own financial adviser, or the UK receiving agent (Capita IRG PLC), or the US Depositary (Bank of New York).

SERENA also announces that it has received valid acceptances in respect of over 90 per cent. of Merant’s issued share capital and therefore the Offer will close in 14 days time, at 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 13 May 2004. After closure of the Offer, SERENA will implement its rights under Sections 428 to 430F of the Companies Act 1985 to acquire compulsorily any outstanding Merant shares and Merant ADS’s to which the Offer relates.

Merant securityholders who have not yet accepted the Offer and who wish to do so are reminded to complete the appropriate acceptance procedures so as to be received as soon as possible, and in any event prior to 3:00 p.m. (London time), 10.00 a.m. (New York City time) on 13 May 2004. The Offer remains subject to the terms set out in the Offer Document.

Enquiries:

SERENA Software, Inc.
Mark Woodward	Tel: +1 (650) 522 6531
Robert Pender	Tel: +1 (650) 522 6604

Lehman Brothers
Keith Jue	Tel: + 1 (650) 289 6000
Eric Wagner

Chris Nicholls	Tel: + 44 (0) 20 7102 1000
James Rushton

Terms defined in the Offer Document have the same meaning in this announcement.

Lehman Brothers, which is regulated in the UK by the Financial Services Authority, is acting for SERENA in connection with the Offer and no one else and will not be responsible to anyone other than SERENA for providing the protections afforded to customers of Lehman Brothers, nor for providing advice in relation to the Offer.

The SERENA Directors accept responsibility for the information contained in this announcement which relates to the SERENA Group and the SERENA Directors. To the best of the knowledge and belief of the SERENA Directors (who have taken all reasonable care to ensure that such is the case) such information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer or an invitation to purchase nor a solicitation of an offer or an invitation to sell any securities. The availability of the Offer to persons not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States, or who are subject to the laws of any jurisdiction other than the United Kingdom or the United States, should inform themselves about, and observe any applicable requirements.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

SERENA has filed a Registration Statement on Form S-4 relating to the Offer. SERENA has also filed a Tender Offer Statement and other related documentation and Merant has filed a Solicitation/Recommendation Statement with the SEC. Free copies of these documents are available on the SEC’s web site at www.sec.gov. The Registration Statement and the Tender Offer Statement may also be obtained at no charge from SERENA at 2755 Campus Drive, 3rd Floor, San Mateo, CA 94403-2538, USA and the Solicitation/Recommendation Statement may be obtained at no charge from Merant at 3445 NW 211th Terrace, Hillsboro, OR 97124, USA. Merant Securityholders are urged to read the Registration Statement, Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation as they contain important information.